OSISKO GOLD ROYALTIES LTD

. . . . . . . . . . . . . . . . . . . . . . .
Unaudited Condensed Interim
Consolidated Financial Statements

For the three months
ended
March 31, 2017

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
	Notes	2017	2016
		$	$

Assets

Current assets
Cash and cash equivalents	3	423,567	499,249
Short-term investments		2,547	2,100
Accounts receivable		6,223	8,416
Other assets		807	974
		433,144	510,739

Non-current assets
Investments in associates	4	111,223	82,902
Other investments	5	121,336	108,409
Royalty and stream interests	6	534,377	494,768
Property and equipment		277	266
Exploration and evaluation		100,924	100,038
Goodwill		111,204	111,204
Deferred income taxes		9,084	7,978
		1,421,569	1,416,304

Liabilities

Current liabilities
Accounts payable and accrued liabilities		4,244	7,438
Dividends payable		4,264	4,266
Provisions and other liabilities	7	5,311	4,153
		13,819	15,857

Non-current liabilities
Long-term debt		46,005	45,780
Provisions and other liabilities	7	14,186	12,433
Deferred income taxes		128,842	127,930
		202,852	202,000

Equity
Share capital		910,474	908,890
Warrants		30,901	30,901
Contributed surplus		11,735	11,411
Equity component of convertible debenture		3,091	3,091
Accumulated other comprehensive income		9,081	7,838
Retained earnings		251,635	250,306

Equity attributable to Osisko Gold Royalties Ltd shareholders		1,216,917	1,212,437

Non-controlling interests		1,800	1,867

Total equity		1,218,717	1,214,304
		1,421,569	1,416,304

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2017	2016
	Notes	$	$

Revenues		17,126	15,606

Cost of sales		(102)	(28)
Depletion of royalty and stream interests		(3,319)	(3,022)

Gross profit		13,705	12,556

Other operating expenses
General and administrative		(6,155)	(3,862)
Business development		(2,265)	(2,195)
Exploration and evaluation		(42)	(164)
Cost recoveries from associates		990	740

Operating income		6,233	7,075
Interest income		1,278	551
Dividend income		-	1,572
Finance costs		(949)	(593)
Foreign exchange loss		(1,420)	(13,729)
Share of loss of associates		(1,445)	(982)
Other gains, net	11	2,024	5,215

Earnings (loss) before income taxes		5,721	(891)
Income tax recovery (expense)		(1,721)	764

Net earnings (loss)		4,000	(127)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		4,076	(60)
Non-controlling interests		(76)	(67)

Net earnings (loss) per share	12
Basic		0.04	-
Diluted		0.04	-

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2017	2016
	$	$

Net earnings (loss)	4,000	(127)

Other comprehensive income (loss)

Items that will not be reclassified to the statement of income (loss)

Change in fair value of financial assets at fair value through comprehensive income	3,747	19,865

Income tax effect	(404)	1,156

Share of other comprehensive income (loss) of associates	(649)	115

Items that may be reclassified to the statement of income (loss)

Share of other comprehensive loss of associates	(229)	(829)

Other comprehensive income	2,465	20,307

Comprehensive income	6,465	20,180

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	6,541	20,247
Non-controlling interests	(76)	(67)

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	2017	2016
		$	$

Operating activities
Net earnings (loss)		4,000	(127)
Adjustments for:
Share-based compensation		2,662	1,559
Depletion and amortization		3,352	3,082
Share of loss of associates		1,445	982
Net loss (gain) on acquisition of investments		2,598	(112)
Net gain on dilution of investments in associates		(4,833)	(653)
Net gain on disposal of investments		-	(3,410)
Change in fair value of financial assets at fair value through profit or loss		211	(1,040)
Deferred income tax expense (recovery)		1,721	(764)
Foreign exchange loss		1,415	13,720
Other		450	265
Net cash flows provided by operating activities before changes in non-cash working capital items		13,021	13,502
Changes in non-cash working capital items	13	(1,008)	(3,682)
Net cash flows provided by operating activities		12,013	9,820

Investing activities
Net decrease (increase) in short-term investments		(500)	100
Acquisition of investments	5	(62,819)	(5,608)
Proceeds on disposal of investments	5	22,512	2,145
Acquisition of royalty and stream interests	6	(42,928)	(29,500)
Proceeds on sale of royalty and stream interests		-	3,630
Property and equipment		(44)	(47)
Exploration and evaluation, net of tax credits		1,242	(2,823)
Net cash flows used in investing activities		(82,537)	(32,103)

Financing activities
Issuance of convertible debenture		-	50,000
Issuance of common shares and warrants		869	174,932
Investments from non-controlling interests		1,333	3,637
Issue expenses		(41)	(7,760)
Financing fees		-	(832)
Normal course issuer bid purchase of common shares		(1,822)	-
Dividends paid		(4,082)	(3,474)
Net cash flows provided by (used in) financing activities		(3,743)	216,503

Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(74,268)	194,220
Effects of exchange rate changes on cash and cash equivalents		(1,415)	(13,720)
Increase (decrease) in cash and cash equivalents		(75,683)	180,500
Cash and cash equivalents – beginning of period	3	499,249	258,509
Cash and cash equivalents – end of period	3	423,567	439,009

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other			Non-
		shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	Notes	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	earnings	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2017		106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

Net earnings (loss)		-	-	-	-	-	-	4,076	4,076	(76)	4,000
Other comprehensive income		-	-	-	-	-	2,465	-	2,465	-	2,465
Comprehensive income (loss)		-	-	-	-	-	2,465	4,076	6,541	(76)	6,465

Dividends declared		-	-	-	-	-	-	(4,264)	(4,264)	-	(4,264)
Shares issued – Dividends reinvestment plan	9	13,417	185	-	-	-	-	-	185	-	185
Shares issued – Employee share purchase plan		6,554	84	-	-	-	-	-	84	-	84
Share options:
Shared-based compensation		-	-	-	824	-	-	-	824	-	824
Fair value of options exercised		-	14	-	(14)	-	-	-	-	-	-
Proceeds from exercise of options		3,733	50	-	-	-	-	-	50	-	50
Replacement share options:
Fair value of options exercised		-	486	-	(486)	-	-	-	-	-	-
Proceeds from exercise of options		72,331	765	-	-	-	-	-	765	-	765
Investments from non-controlling interests		-	-	-	-	-	-	295	295	9	304
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	(1,222)	1,222	-	-	-

Balance – March 31, 2017		106,593,350	910,474	30,901	11,735	3,091	9,081	251,635	1,216,917	1,800	1,218,717

(i) As at March 31, 2017, accumulated other comprehensive income relates mainly to items that will not be recycled to the statement of income (loss).

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd shareholders
	Number of				Equity	Accumulated
	common		Special		component of	other			Non-
	shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	earnings	Total	interest	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2016	94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239
Adoption of IFRS 9	-	-	-	-	-	(7,610)	7,610	-	-	-

Net earnings (loss)	-	-	-	-	-	-	(60)	(60)	(67)	(127)
Other comprehensive income	-	-	-	-	-	20,307	-	20,307	-	20,307
Comprehensive income (loss)	-	-	-	-	-	20,307	(60)	20,247	(67)	20,180
Issuance of shares and warrants	11,431,000	159,325	13,283	-	-	-	-	172,608	-	172,608
Dividends declared	-	-	-	-	-	-	(4,247)	(4,247)	-	(4,247)
Shares issued – Dividends reinvestment plan	22,163	308	-	-	-	-	-	308	-	308
Shares issued – Employee share purchase plan	9,526	133	-	-	-	-	-	133	-	133
Share options – Shared-based compensation	-	-	-	916	-	-	-	916	-	916
Replacement share options:
Fair value of options exercised	-	1,797	-	(1,797)	-	-	-	-	-	-
Proceeds from exercise of options	236,957	2,241	-	-	-	-	-	2,241	-	2,241
Equity component of convertible debenture, net of transaction costs of $66 and taxes of $1,137	-	-	-	-	3,091	-	-	3,091	-	3,091
Investments from non-controlling interests	-	-	-	-	-	-	307	307	662	969
Issue costs, net of taxes of $2,003 and $167	-	(5,442)	(454)	-	-	-	-	(5,896)	-	(5,896)
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	-	-	-	(1,771)	1,771	-	-	-
Balance – March 31, 2016	106,277,926	903,369	30,901	9,283	3,091	(30,277)	209,181	1,125,548	1,994	1,127,542

(i) As at March 31, 2016, accumulated other comprehensive income relates mainly to items that will not be recycled to the statement of income (loss).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	7

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine in the Abitibi Gold Belt and a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine located in the James Bay area in the Province of Québec and acquired a silver stream on the Gibraltar mine located in British Columbia in March 2017. The Company also owns a portfolio of royalties, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada and the U.S.A. In addition, the Company invests in equities of exploration, development and royalty companies.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the presentation of depletion of royalty and stream interests which is now presented before Gross profit instead of under Other operating expenses in the consolidated statements of income (loss). The Board of Directors approved the interim condensed consolidated financial statements on May 4, 2017.

3.	Cash and cash equivalents

	March 31,	December 31,
	2017	2016
	$	$

Cash	358,646	404,347
Cash equivalents	64,921	94,902

	423,567	499,249

Cash equivalents are comprised of banker’s acceptances bearing a weighted average interest rate of 0.80% and having maturity dates in April 2017 and May 2017. As at March 31, 2017 and December 31, 2016, cash held in U.S. dollars amounted respectively to $214.3 million (US$160.8 million) and $243.0 million (US$181.0 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Investments in associates

	Three months ended	Year ended
	March 31,	December 31,
	2017	2016
	$	$

Balance – Beginning of period	82,902	44,011
Acquisitions	23,537	14,974
Exercise of warrants	2,274	775
Transfer from other investments	-	13,068
Share of loss, net	(1,445)	(6,623)
Share of other comprehensive income (loss), net	(878)	1,264
Net gain on ownership dilution	4,833	12,023
Gain on disposal	-	3,410

Balance – End of period	111,223	82,902

The acquisitions for the three months ended March 31, 2017 are related to investments in companies that were already considered as associates as at December 31, 2016.

5.	Other investments

	Three months ended	Year ended
	March 31,	December 31,
	2017	2016
	$	$
Fair value through profit or loss
Balance - Beginning of period	10,935	1,578
Acquisitions	3,924	3,278
Exercise of warrants	(399)	(311)
Change in fair value	(211)	6,390

Balance – End of period	14,249	10,935

Fair value through other comprehensive income
Balance – Beginning of period	97,274	93,607
Acquisitions	28,207	71,137
Interests on financial assets at amortized cost paid in shares	12	26
Change in fair value	3,747	74,914
Disposals	(22,353)	(129,342)
Transfer to investments in associates	-	(13,068)

Balance – End of period	106,887	97,274

Balance – Reported on next page	121,136	108,209

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Other investments (continued)

	Three months ended	Year ended
	March 31,	December 31,
	2017	2016
	$	$

Balance – From previous page	121,136	108,209

Amortized cost
Balance - Beginning of period	200	10,300
Transfer to short-term investments	-	(100)
Conversion to royalty and stream interests	-	(10,000)
Balance – End of period	200	200

Total	121,336	108,409

The investments comprise common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies.

6.	Royalty and stream interests

		Three months ended		Year ended
			March 31,	December 31,
			2017	2016
	Royalty interests	Stream interest	Total	Royalty interests
	$	$	$	$

Balance – Beginning of period	494,768	-	494,768	449,439
Acquisitions(i)	250	42,678	42,928	50,250
Conversion of a note receivable	-	-	-	10,000
Sale	-	-	-	(3,630)
Depletion	(3,163)	(156)	(3,319)	(11,291)

Balance – End of period	491,855	42,522	534,377	494,768

Producing
Cost	431,455	42,678	474,133	431,455
Accumulated depletion	(15,042)	(156)	(15,198)	(11,879)
Net book value – End of period	416,413	42,522	458,935	419,576

Exploration and evaluation
Cost	75,442	-	75,442	75,192
Accumulated depletion	-	-	-	-
Net book value – End of period	75,442	-	75,442	75,192

Total net book value – End of period (ii)	491,855	42,522	534,377	494,768

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Royalty and stream interests (continued)

(i)

On March 3, 2017, Osisko acquired from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”) having a 75% interest in the Gibraltar copper mine (“Gibraltar”), a silver stream with reference to silver produced at Gibraltar, located in British Columbia, Canada. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1,780,000 using the Back-Scholes option pricing model and the residual value of $42,678,000 was attributed to the silver stream (including $175,000 of transaction fees). Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter. Silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

The stream is accounted for using the accounting policies for royalty interests as disclosed in the audited consolidated financial statements for the year ended December 31, 2016.

	(ii)	As at March 31, 2017 and December 31, 2016, there were no royalty and stream interests included in the Advanced development category.

7.	Provisions and other liabilities

		Three months ended				Year ended
		March 31, 2017			December 31, 2016
	Share exchange	DSU and		Share exchange	DSU and
	rights(i)	RSU(ii)	Total	rights(i)	RSU(ii)	Total
	($)	($)	($)	($)	($)	($)

Balance – Beginning of period	10,692	5,894	16,586	7,067	3,109	10,176
Accretion expense	81	-	81	236	-	236
New liabilities	988	1,125	2,113	3,389	3,787	7,176
Extinguished liabilities	-	-	-	-	(268)	(268)
Revision of estimates	-	717	717	-	(734)	(734)

Balance – End of period	11,761	7,736	19,497	10,692	5,894	16,586

Current portion	-	5,311	5,311	-	4,153	4,153
Non-current portion	11,761	2,425	14,186	10,692	1,741	12,433

	11,761	7,736	19,497	10,692	5,894	16,586

(i)

The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income (loss). During the three months ended March 31, 2017, the non-controlling interests invested $1,333,000 in Mines Coulon Inc.

(ii)	Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Revolving credit facility

The Company has a revolving credit facility (“Facility”) of $150.0 million as at March 31, 2017 which was not drawn. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty and stream interests) and has a two-year term, which can be extended by one year on each anniversary date (up to December 23, 2019). The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at March 31, 2017, all such ratios and requirements were met.

9.	Share capital and warrants

Dividends

On January 16, 2017, the Company issued 13,417 common shares under the Dividend reinvestment plan (“DRIP”), at a discount rate of 3%.

On March 15, 2017, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on April 17, 2017 to shareholders of record as of the close of business on March 31, 2017. As at March 31, 2017, the holders of 8,024,301 common shares had elected to participate in the DRIP, representing dividends payable of $321,000. Therefore, 21,954 common shares were issued on April 17, 2017 at a discount rate of 3%.

Warrants

The following table summarizes the Company’s warrants outstanding as at March 31, 2017:

Number of	Exercise	Expiry
warrants	price	date
	$
5,715,500	19.08	February 26, 2019
5,480,000	36.50	March 5, 2022
11,195,500

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Three months ended			Year ended
		March 31, 2017	December 31, 2016
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	3,063,130	14.25	2,823,333	13.71

Granted(i)	36,600	14.78	1,084,700	13.43
Exercised	(3,733)	13.38	(12,335)	15.22
Exercised – Virginia replacement share options(ii)	(72,331)	10.58	(505,756)	9.50
Expired	(1,000)	15.80	(30,712)	13.77
Forfeited	(8,333)	14.83	(296,100)	14.17

Balance – End of period	3,014,333	14.34	3,063,130	14.25

Options exercisable – End of period	1,578,200	14.06	1,322,729	14.04

(i)	Options were granted to officers, management and employees.
(ii)	Share options issued as Virginia replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the three months ended March 31, 2017 was $14.92.

The following table summarizes the Company’s share options outstanding as at March 31, 2017:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
8.35 – 9.98	88,453	9.71	4.76	88,453	9.71
10.58 – 10.73	108,570	10.66	6.05	108,570	10.66
13.38 – 14.78	1,094,945	13.50	4.40	487,446	13.51
14.90 – 15.80	1,712,365	15.33	2.83	893,731	15.21
17.84	10,000	17.84	4.34	-	-

	3,014,333	14.34	3.58	1,578,200	14.06

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended	Year ended
	March 31, 2017	December 31, 2016

Dividend per share	1%	1%
Expected volatility	41%	41%
Risk-free interest rate	1%	1%
Expected life	42 months	45 months
Weighted average share price	$14.78	$13.43
Weighted average fair value of options granted	$4.30	$3.88

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2016 and 2017 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. For the three months ended March 31, 2017, the total share-based compensation related to share options on the statement of income (loss) amounted to $820,000 ($859,000 for the three months ended March 31, 2016) and share-based compensation capitalized to exploration and evaluation assets amounted to $4,000 ($57,000 for the three months ended March 31, 2016).

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

	Three months ended			Year ended
		March 31, 2017	December 31 ,2016
	DSU	RSU	DSU	RSU

Balance – Beginning of period	175,446	595,076	106,408	440,166

Granted	-	5,800	67,600	211,300

Reinvested (dividends on common shares)	502	1,706	1,438	5,674

Cancelled	-	-	-	(62,064)

Balance – End of period	175,948	602,582	175,446	595,076

Balance – Vested	107,880	-	107,573	-

The DSU granted vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director.

The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the DSU and RSU plans for the three months ended March 31, 2017 amounted to $1,842,000 ($700,000 for the three months ended March 31, 2016).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Additional information on the statements of income (loss)

Other gains, net

	2017	2016
	$	$

Change in fair value of financial assets at fair value through profit and loss	(211)	1,040
Net gain on disposal of investments	-	3,410
Net gain on dilution of investments in associates	4,833	653
Net gain (loss) on acquisition of investments(i)	(2,598)	112

	2,024	5,215

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

12.	Net earnings (loss) per share

	2017	2016
	$	$

Net earnings (loss) attributable to shareholders of Osisko Gold Royalties Ltd	4,076	(60)

Basic weighted average number of common shares outstanding (in thousands)	106,543	99,093
Dilutive effect of share options	85	-
Dilutive effect of warrants	-	-
Dilutive effect of convertible debenture	-	-

Diluted weighted average number of common shares	106,628	99,093	(i)

Net earnings (loss) per share
Basic	0.04	-
Diluted	0.04	- (i)

(i)

As a result of the net loss for the three months ended March 31, 2016, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Additional information on the statements of cash flows

	2017	2016
	($)	($)

Interests received	1,118	579
Interests paid on long-term debt	604	375
Dividends received	215	1,560

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	423	(44)
Decrease (increase) in other current assets	123	(180)
Decrease in accounts payable and accrued liabilities	(1,554)	(3,458)

	(1,008)	(3,682)

Accounts receivable on disposal of investments
Beginning of period	159	-
End of period	-	-

Accounts payable on acquisition of investments
Beginning of period	819	-
End of period	464	-

Tax credits receivable related to exploration and evaluation assets
Beginning of period	5,162	2,287
End of period	3,585	3,436

Accounts payable and accrued liabilities related to exploration and evaluation assets
Beginning of period	276	704
End of period	821	1,057

Accounts payable and accrued liabilities related to share issue expenses
Beginning of period	-	-
End of period	-	306

The Company paid $5,000,000 during the three months ended March 31, 2016 for the acquisition of royalty interests that were included in accounts payable and accrued liabilities as at December 31, 2015.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1–	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2–	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3–	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

				March 31, 2017
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	4,999	4,999
Other minerals, oil and gas	-	-	9,250	9,250
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	16,801	-	-	16,801
Publicly traded mining exploration and development companies
Precious metals	57,512	-	-	57,512
Other minerals, oil and gas	32,574	-	-	32,574

	106,887	-	14,249	121,136

			December 31, 2016
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,227	3,227
Other minerals, oil and gas	-	-	7,708	7,708
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	30,338	-	-	30,338
Publicly traded mining exploration and development companies
Precious metals	41,627	-	-	41,627
Other minerals, oil and gas	25,309	-	-	25,309

	97,274	-	10,935	108,209

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Fair value of financial instruments (continued)

The Company has no financial liabilities measured at fair value in the consolidated balance sheets as at March 31, 2017 and December 31, 2016.

During the three months ended March 31, 2017 and 2016, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and call options) for the three months ended March 31, 2017 and 2016:

	2017	2016
	$	$

Balance – Beginning of period	10,935	1,578
Acquisitions	3,924	446
Exercised	(399)	-
Change in fair value - investments exercised(i)	238	-
Change in fair value - investments held at the end of the period(i)	(449)	1,040
Balance – End of period	14,249	3,064

(i)	Recognized in the consolidated statement of income (loss) under other gains, net.

The following table presents the valuation technique and data used to evaluate the fair value of the significant financial instruments classified as Level 3:

				March 31, 2017
				Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
	$
Other investments

Warrants and call options on equity securities of publicly traded mining exploration and development companies	14,249	Black-Scholes option pricing model	Expected volatility	36% to 100%	62%

An increase (decrease) in the expected volatility of 10% would lead to a decrease (increase) in the fair value of $1,108,000 ($1,200,000) as at March 31, 2017.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities, the liability related to share exchange rights and the long-term debt. The fair values of cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable and the liability related to share exchange rights approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Fair value of financial instruments (continued)

The following table presents the carrying amount and the fair value of the long-term debt, categorized as a Level 2, as at March 31, 2017:

		March 31, 2017
	Carrying
	amount	Fair value
	$	$

Long-term debt	46,005	46,002

15.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the three months ended March 31, 2017, revenues were mainly earned from the sale of precious metals received from the in-kind royalties from the Canadian Malartic, Éléonore, Island Gold and Vezza mines and the Gibraltar silver stream, all located in Canada. For the three months ended March 31, 2016, revenues were mainly earned from the sale of precious metals received from the in-kind royalty from the Canadian Malartic, Éléonore and Island Gold mines. Geographic revenues from the sale of precious metals received from in-kind royalties and streams are determined by the location of the mining operations giving rise to the royalty or stream interest.

The following table summarizes the royalty and stream interests by country, which is based on the location of the property related to the royalty or stream interest:

	March 31,	December 31,
	2017	2016
	$	$
Royalty interests, net
Canada	468,164	471,077
United States	22,941	22,941
Rest of the World	750	750
	491,855	494,768
Stream interests, net
Canada	42,522	-

Royalty and stream interests, net	534,377	494,768

16.	Related party transactions

During the three months ended March 31, 2017, an amount of $990,000 ($1,075,000 for the three months ended March 31, 2016, including $335,000 related to capitalized exploration and evaluation activities) was invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices. An amount of $505,000 (including sales taxes) is receivable from associates and included in accounts receivable as at March 31, 2017 ($720,000 as at December 31, 2016).

During the three months ended March 31, 2017, an amount of $238,000 (nil during the three months ended March 31, 2016) was invoiced to Osisko by an associate for professional services and rental of offices, including $218,000 related to capitalized exploration and evaluation activities. As at March 31, 2017, an amount of $276,000 (including sales taxes) is payable to an associate and included in accounts payable and accrued liabilities ($186,000 as at December 31, 2016).

During the three months ended March 31, 2017, an interest revenue of $181,000 (nil during the three months ended March 31, 2016) was accounted for with regards to a $10.0 million financing completed in May 2016 with Falco Resources Ltd. (Falco”), an associate of Osisko. As at March 31, 2017, interests of $599,000 ($418,000 as at December 31, 2016) are receivable from Falco.

17.	Subsequent events

Barkerville Gold Mines Ltd.

On April, 4, 2017, Osisko acquired additional common shares of Barkerville Gold Mines Ltd. (“Barkerville”), an associate of Osisko, for $28.1 million and increased its holding to 35.2%.

On April 19, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko on the Cariboo gold project to 2.25%. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Dividends

On May 4, 2017, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on July 17, 2017 to shareholders of record as of the close of business on June 30, 2017.